

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2009

Mail Stop 4631

Michael R. Scheiding
Corporate Controller—Financial Reporting
Owens-Illinois, Inc.
One Michael Owens Way
Perrysberg, OH 43551-2999

> **Re:** **Owens-Illinois, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **File No. 1-09576**

Dear Mr. Scheiding:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 16

1. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings please describe in more detail your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Annual Incentive, page 19

2. In future filings, please describe in greater detail how you calculated EBIT, gross profit margin, and working capital as a percent of sales. Also tell us whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Instruction 5 to Item 402(b)(2) and Item 402(b)(2)(vi) of Regulation S-K.

3. We note your disclosure that individual performance measures are also analyzed to calculate the awards. If individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

As appropriate, please amend your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Michael R. Scheiding
Owens-Illinois, Inc.
June 9, 2009
Page 3

       You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have questions regarding the comments.

                         Sincerely,

                         Pamela A. Long
                         Assistant Director